SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  X      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the fiscal year ended December 30, 2002

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the transition period from ________________ to ________________


                          Commission file number 1-3950





                        FORD MOTOR COMPANY TAX-EFFICIENT
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

      Statement of Net Assets Available for Plan Benefits, as of December 30, 2002 and December 30, 2001.

      Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2002.

      Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 2002.



                                     Exhibit
                                     -------

Designation                 Description                    Method of Filing
-----------                 -----------                    ----------------

Exhibit 23    Consent of PricewaterhouseCoopers LLP     Filed with this Report.

Exhibit 99    Certification of Chair of Savings Plan
              Committee Pursuant to Section 906 of the
              Sarbanes-Oxley Act of 2002                Filed with this Report.


                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                         TAX-EFFICIENT SAVINGS PLAN FOR
                                         HOURLY EMPLOYEES


                                         By:  /s/Charles E. Corbett
                                              -------------------------------
                                              Charles E. Corbett, Chair
                                              Tax-Efficient Savings Plan for
                                              Hourly Employees Committee


June 23, 2003

                                  EXHIBIT INDEX
                                  -------------


                                                                 Sequential
                                                                 Page Number
Designation                     Description                      at Which Found
-----------                     -----------                      --------------

Exhibit 23           Consent of PricewaterhouseCoopers LLP

Exhibit 99           Certification of Chair of Savings Plan
                     Committee Pursuant to Section 906 of the
                     Sarbanes-Oxley Act of 2002

Ford Motor Company
Tax-Efficient Savings Plan for
Hourly Employees
Financial Statements and Supplemental Schedules
December 30, 2002 and 2001

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Contents
December 30, 2002 and 2001
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Accountants..............................................1


Financial Statements
Statement of Net Assets Available for Benefits
 as of December 30, 2002 and 2001..............................................2

Statement of Changes in Net Assets Available for
 Benefits for the Year Ended December 30, 2002.................................3

Notes to Financial Statements................................................4-8


Supplemental Schedule*
Schedule I - Schedule of Assets Held at End of Year
 as of December 30, 2002....................................................9-10

* All other schedules required by 29 CFR 2520.103-10 are not included because they are not applicable.

                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of December 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

June 16, 2003

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Net Assets Available for Benefits
As of December 30, 2002 and 2001
--------------------------------------------------------------------------------

                                                2002              2001

Assets
Investments, at fair value                $ 2,922,894,249     $ 3,540,430,917
Participant loans                             216,889,042         232,788,943
                                         -----------------   -----------------
           Total assets                     3,139,783,291       3,773,219,860
                                         -----------------   -----------------
           Assets available for benefits  $ 3,139,783,291     $ 3,773,219,860











The accompanying notes are an integral part of these financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2002 and 2001
--------------------------------------------------------------------------------

Additions
Interest and dividends                                          $   95,026,161
                                                             -------------------
                                                                    95,026,161
   Contributions
     Employee contributions                                        322,772,138
                                                             -------------------
                                                                   322,772,138
   Other additions
     Loan repayment interest                                        14,182,326
                                                           -------------------
                                                                    14,182,326
                                                           -------------------
           Total additions                                         431,980,625
Deductions
Net depreciation in fair value of investments                     (899,645,033)
Withdrawal of participants' accounts                              (159,511,150)
Net transfers (to) from other plans                                 (6,261,011)
                                                             -------------------
           Total deductions                                     (1,065,417,194)
                                                             -------------------
           Net decrease                                           (633,436,569)
                                                             -------------------
Net assets available for benefits
Beginning of year                                                3,773,219,860
                                                             -------------------
End of year                                                     $3,139,783,291
                                                             -------------------






The accompanying notes are an integral part of these financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

1. Description of the Plan

     The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan agreement.

     Type  and  Purpose  of the Plan
     The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

     Eligibility and Vesting
     Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees vest 100 percent immediately in the Plan.

     Contributions
     Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 40 percent of their eligible wages on either or both a pre-tax or after-tax basis. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan to be contributed to the Plan. Such pre-tax contributions are excluded from participants' taxable income.

     Subject to Ford Motor Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the year ended December 31, 2002, transfers from other qualifying plans or arrangements amounted to $4.0 million which are shown as employee contributions in the statements of changes in net assets available for plan benefits.

     Net transfers are principally dividends paid to participants in the Ford Common Stock Fund who have elected to receive the dividend in the form of cash instead of purchasing additional shares.

     Participant Accounts
     Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The Company pays administrative expenses and fees of the Ford Stock Fund and the management fees of Common Stock Index Fund and Bond Index Fund. All other fees and expenses are deducted from participant account funds. The fees charged to individual participant account fund assets totaled approximately $48,000 for the year ended December 30, 2002. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

     Distributions
     Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship. At any time or from time to time prior to termination of employment, a member may withdraw all or part of the cash value of assets in his or her after-tax savings account that are attributable to his or her after-tax savings contributions and earnings thereon.

     Investment Options and Participation
     Participant contributions are invested in accordance with the participant's election in one or more investment options. A variety of investment options are available to the participants such as guaranteed investment contract, mutual funds, common and commingled stock.

     Transfers of Assets
     The Plan permits the transfer of assets among investment options.

     Participant Loans
     The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

     A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a minimum of one year, but not exceeding ten years.

     Investment Contracts with Insurance Companies
     During 2002 and 2001, the Plan held two benefit-responsive investment contracts with various insurance companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the insurance companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

     There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2002. The average yield and crediting interest rate was approximately 6.05 percent for 2002. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0 percent. Such interest rates are reviewed on an annual basis for resetting.

     Related-Party Transactions
     Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan administrative expenses and investment management service fees are paid by Ford Motor Company. Investment management service fees paid by Ford Motor Company amounted to $1,847,807 in 2002.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

2. Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments
     The investment in the Ford Stock Fund and the investments in all other funds, except the Interest Income Fund, are valued on the basis of quoted year-end market prices. The Interest Income Fund is stated at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the contract, less funds to pay benefits and administrative expenses charged by the Wrap Providers. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are reflected on a trade-date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     Contributions
     Contributions to the Plan from employees are recorded in the period that payroll deductions are made from plan participants.

     Payment of Benefits
     Benefits are recorded when paid.

     Use of Estimates in the Preparation of Financial Statements
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan's invested assets ultimately consist of common stock, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

3. Investments

     The following present investments that represent 5 percent or more of the Plan's net assets:

                                                           December 30,                        December 30,
                                                               2002                                2001
                                             Shares        Market value         Shares         Market value
     Interest Income Fund                  825,530,507     $  825,530,507     743,121,664     $  743,121,664
     Ford Stock Fund                       325,482,615      1,132,679,500     256,877,796      1,591,810,482
     Common Stock Index Fund                 4,566,817        212,950,687       4,735,038        271,676,231
     Participant loans                     216,889,042        216,889,042     232,788,943        232,788,943

     During 2002, the Plan's investments depreciated in value by $899,645,033 as follows:

     Mutual funds                                              $   56,368,332
     Ford common stock                                            661,034,867
     Common and commingled trust funds                            182,241,834
                                                             -------------------
                                                               $  899,645,033
                                                             -------------------

4. Plan Amendment

     Effective April 1, 2002, the Plan was amended to increase the amount an employee is able to contribute from 25 percent of eligible wages to 40 percent of eligible wages, subject to Internal Revenue Service limits.

5. Tax Status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated January 26, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, and the Plan sponsor has applied for an updated IRS letter. The Plan sponsor and tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Administration of Plan Assets

     The Plan's assets are held by the Trustee of the Plan, Fidelity Management Trust Company.

     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

7. Plan Termination

     The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. In the event of termination, all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Ford Motor Company Tax-Efficient                        Supplemental Schedule I
Savings Plan for Hourly Employees                                   Page 1 of 2
Schedule of Assets Held at End of Year
As of December 30, 2002
--------------------------------------------------------------------------------

(a)            (b)                                 (c)                             (d)             (e)
                                        Description of Investment
       Identity of Issuer,               Including Maturity Date,
       Lessor, Borrower or            Rate of Interest, Collateral,
          Similar Party                   Par or Maturity Value                   Cost**      Current Value
      Interest Income Fund
*     Fidelity Investments   Interest Income Fund, 825,530,507 units
                             CDC Financial Products, 6.13%, due 5/15/03                       $     3,022,578
                             GE Life and Annuity ASR, 6.26%, due 3/17/03                            2,379,586
                             Other                                                                820,128,343
                                                                                             -----------------
                               Total Interest Income Fund                                         825,530,507

      Investment Funds
*     Fidelity Investments   Fidelity Fund, 573,009 units                                          12,760,902
*     Fidelity Investments   Fidelity Puritan, 335,397 units                                        5,285,864
*     Fidelity Investments   Fidelity Trend, 23,979 units                                             925,352
*     Fidelity Investments   Fidelity Magellan, 1,264,292 units                                    99,651,465
*     Fidelity Investments   Fidelity Contrafund, 2,509,716 units                                  96,598,964
*     Fidelity Investments   Fidelity Equity-Income Fund, 531,826 units                            21,033,719
*     Fidelity Investments   Fidelity Growth Company Fund, 1,423,012 units                         50,317,721
*     Fidelity Investments   Fidelity Investment Grade Bond Fund, 621,443 units                     4,704,323
*     Fidelity Investments   Fidelity Growth & Income Portfolio, 1,255,002 units                   38,051,673
*     Fidelity Investments   Fidelity Value Fund, 262,950 units                                    12,124,642
*     Fidelity Investments   Fidelity Government Income Fund, 386,236 units                         4,055,476
*     Fidelity Investments   Fidelity Retirement Growth Fund, 814,233 units                        10,633,878
*     Fidelity Investments   Fidelity Overseas Fund, 309,199 units                                  6,771,447
*     Fidelity Investments   Fidelity Europe Fund, 118,789 units                                    2,165,520
*     Fidelity Investments   Fidelity Pacific Basin Fund, 96,675 units                              1,233,567
*     Fidelity Investments   Fidelity Real Estate Investment Portfolio Fund,
                              994,121 units                                                        18,252,068
*     Fidelity Investments   Fidelity Balanced Fund, 248,892 units                                  3,295,326
*     Fidelity Investments   Fidelity International Growth & Income Fund,
                              95,892 units                                                          1,605,232
*     Fidelity Investments   Fidelity Capital Appreciation Fund, 423,303 units                      6,802,480
*     Fidelity Investments   Fidelity Canada Fund, 40,703 units                                       735,505
*     Fidelity Investments   Fidelity Utilities Fund, 391,637 units                                 3,783,212
*     Fidelity Investments   Fidelity Asset Manager, 353,588 units                                  4,872,449
*     Fidelity Investments   Fidelity Worldwide Fund, 165,189 units                                 1,955,838
*     Fidelity Investments   Fidelity Stock Selector, 282,413 units                                 4,676,752
*     Fidelity Investments   Fidelity Asset Manager Growth, 414,969 units                           4,954,729
*     Fidelity Investments   Fidelity Asset Manager Income, 157,146 units                           1,706,603
*     Fidelity Investments   Fidelity Dividend Growth Fund, 2,411,716 units                        53,636,564
*     Fidelity Investments   Fidelity New Markets Income Fund, 389,180 units                        4,401,631
*     Fidelity Investments   Fidelity Global Balanced Fund, 19,024 units                              280,605
*     Fidelity Investments   Fidelity Small Capital Selector Fund, 418,947 units                    5,551,047
*     Fidelity Investments   Fidelity Freedom Income Fund, 139,090 units                            1,474,357
*     Fidelity Investments   Fidelity Freedom 2000 Fund, 144,526 units                              1,591,232
*     Fidelity Investments   Fidelity Freedom 2010 Fund, 871,515 units                              9,970,135
*     Fidelity Investments   Fidelity Freedom 2020 Fund, 631,938 units                              6,723,824
*     Fidelity Investments   Fidelity Freedom 2030 Fund, 244,259 units                              2,498,773
*     Fidelity Investments   Fidelity Freedom 2040 Fund, 70,803 units                                 414,200
*     Fidelity Investments   EQ Index T, 29,187 units                                                 192,345
*     Fidelity Investments   T. Rowe Price Spectrum Growth Fund, 134,590 units                      1,491,253
*     Fidelity Investments   Scudder International Fund, 53,853 units                               1,625,270

Ford Motor Company Tax-Efficient                        Supplemental Schedule I
Savings Plan for Hourly Employees                                   Page 2 of 2
Schedule of Assets Held at End of Year
As of December 30, 2002
--------------------------------------------------------------------------------

(a)            (b)                                 (c)                             (d)             (e)
                                        Description of Investment
       Identity of Issuer,               Including Maturity Date,
       Lessor, Borrower or            Rate of Interest, Collateral,
          Similar Party                   Par or Maturity Value                   Cost**      Current Value

*     Fidelity Investments   Vanguard LifeStrategy Conservative Growth Fund,
                              48,331 units                                                            619,598
*     Fidelity Investments   Domini Social Equity Fund, 39,738 units                                  858,735
*     Fidelity Investments   Val EQ A, 88,964 units                                                 1,103,150
*     Fidelity Investments   T. Rowe Price Spectrum Income Fund, 86,723 units                         933,136
*     Fidelity Investments   Vanguard LifeStrategy Moderate Growth Fund,
                              100,975 units                                                         1,398,498
*     Fidelity Investments   T. Rowe Price New Horizons Funds, 502,687 units                        8,304,386
*     Fidelity Investments   Scudder Global Fund, 37,704 units                                        670,385
*     Fidelity Investments   Vanguard LifeStrategy Growth Fund, 151,218 units                       2,166,956
*     Fidelity Investments   T. Rowe Price International Stock Fund, 290,180
                              units                                                                 2,559,391
*     Fidelity Investments   Scudder Global Discovery Fund, 67,711 units                            1,257,394
*     Fidelity Investments   T. Rowe Price International Discovery Fund, 280,530
                              units                                                                 4,488,477
*     Fidelity Investments   Scudder Income Fund, 95,253 units                                      1,220,187
*     Fidelity Investments   T. Rowe Price New Asia Fund, 316,961 units                             1,762,304
*     Fidelity Investments   Scudder Growth & Income Fund, 227,650 units                            3,642,401
*     Fidelity Investments   T. Rowe Price High Yield Fund, 942,139 units                           5,907,213
*     Fidelity Investments   Scudder Greater Europe Growth Fund, 309,705 units                      5,528,232
*     Fidelity Investments   T. Rowe Price New Era Fund, 76,400 units                               1,571,552
*     Fidelity Investments   Scudder Japan Fund, 251,085 units                                      1,526,596
*     Fidelity Investments   Vanguard International Value Fund, 37,069 units                          691,705
*     Fidelity Investments   T. Rowe Price Latin America Fund, 218,976 units                        1,635,753
*     Fidelity Investments   Pimco, 745,020 units                                                   7,949,360
*     Fidelity Investments   INVESCO Dynamics Fund, 112,972 units                                   1,202,020
*     Fidelity Investments   Templeton Foreign Fund, 273,443 units                                  2,261,374
*     Fidelity Investments   Neurberger Berman Genesis Investors Fund, 517,599
                              units                                                                10,160,477
*     Fidelity Investments   Oakmark Select Fund, 1,003,794 units                                  23,809,987
*     Fidelity Investments   Pimco real rtn, 680,347 units                                          7,633,489
*     Fidelity Investments   Janus Aspen International Growth Portfolio,
                              59,130 units                                                          1,017,044
*     Fidelity Investments   Janus Aspen Growth Portfolio, 72,032 units                             1,045,898
*     Fidelity Investments   Vanguard Value Index Fund, 230,158 units                               3,360,312
*     Fidelity Investments   Vanguard Growth Index Investment Fund, 718,859
                              units                                                                14,369,999
*     Fidelity Investments   Citizens Glbl Eq Ins, 26,674 units                                       344,629
      Fidelity Investments   Vanguard Investment Index Plus Fund, 779,046 units                    62,635,260
*     Fidelity Investments   Royce Low-Priced Stock Fund, 1,377,937 units                          13,379,764
*     Fidelity Investments   Vanguard Explorer Fund, 210,391 units                                  8,849,027
*     Fidelity Investments   Bond Index Fund, 1,771,889 units                                      35,880,741
*     Fidelity Investments   Common Stock Index Fund, 4,566,817 units                             212,950,687
*     Fidelity Investments   US Extended Mkt IDX, 148,889 units                                     1,182,182
*     Fidelity Investments   Ford Stock Fund, 325,482,615 units                                 1,132,679,500
                                                                                            ------------------
                                     Total Investment Funds                                     2,097,363,742
      Participant Loans
*     Participant Loans      Participant loans, interest rates varying from
                              4.75 to 9.5%                                                        216,889,042
                                                                                            ------------------
                                     Total investments                                        $ 3,139,783,291
                                                                                            ------------------

*Denotes party-in-interest
** Not required per Department of Labor 29 CFR 2520.103-10.